Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of First Financial Bancorp. for the registration of debt securities, common shares, preferred shares, depositary shares, warrants, rights, stock purchase contracts and units, and to the incorporation by reference therein of our reports dated February 25, 2014, with respect to the consolidated financial statements of First Financial Bancorp., and the effectiveness of internal control over financial reporting of First Financial Bancorp., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio

July 31, 2014